UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 9, 2006


Mr. Anthony Merante
Chairman and Chief Executive Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

      Re:	Brooklyn Cheesecake & Desserts Company, Inc.
		Information Statement on Schedule 14C
      Filed May 22, 2006
		File No. 1-13984
		Form 10-QSB, as amended, for the quarter ended March 31,
2006
		Filed May 23, 2006
		File No. 1-13984

Dear Mr. Merante:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C

1.	Please provide the information required by Item 3 of Schedule
14C, and Items, 6(a) and 7(d) of Schedule 14A (refer to Item 1 of
Schedule 14C). Specifically, please describe any substantial interest, direct or indirect, by security holdings or otherwise, of any of the persons specified in Item 3 of Schedule 14C in any matter to be acted upon at the shareholder meeting. Please specify the number of shares of common stock outstanding and the number of votes to which the holders of common stock are entitled. Finally, please provide the information regarding your director nomination process and the reasons why you believe that it is appropriate not to have a nominating committee.
2. 	Please complete the information statement.  We note several
instances where there is bracketed information or blank spaces that
need to be filled in.  See for example, "Meetings and Committees of
the Board of Directors," page 4; and "Remuneration of Non-
Management
Directors," page 9.
About the Information Statement
What is the Vote Required to Approve the Proposals, page 5
3.	Please specify the vote required to approve each of the
matters
that will be voted on at the annual meeting. Please identify the shareholders who have provided their consent and the number of shares held by each of them.

Proposal 3--Ratification and Adoption of the Debt Exchange
Agreement

Reasons for the Board`s Determination to Obtain Stockholders Ratification of the Debt Exchange Agreement, page 14
4.	We note that the Board determined that a material portion of the
assets of JM Specialties, Inc. would not be exchanged since
ownership
of the intellectual property would be maintained.  Please
elaborate
regarding the value of the assets to be sold versus the value of the
intellectual property to be maintained. It is not clear to us how you have determined that the value of the intellectual property that
you will maintain is substantially in excess of the assets that you
will exchange under the Exchange Agreement.  We may have further comment.
5.	We note that you state that as part of the debt exchange
agreement, Mr. Schutte agreed to defer $800,000 until the Company was able to complete a merger or reverse acquisition. At that time, at Mr. Schutte`s option, the note will be payable or convertible into stock "at an agreed upon valuation." Please discuss the agreed upon valuation for conversion.

6.	Please state whether you have any plans to complete a merger
or
reverse acquisition.

Proposal 4, Reverse Stock Split, page 15

7.	We call your attention to Rule 10b-17, which you should
consult
in connection with the process of implementing the reverse stock split.


8.	Provide an analysis supporting your conclusion that the board of
directors has adopted a resolution properly setting forth a proposed amendment as required under New York law. Proposal 4 allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock anywhere from one for two to one for twenty-five. Your analysis should address how this procedure is consistent with the requirements of New York law for the adoption of amendments to the articles of incorporation.

9.	Disclose in a table or other similar format the number of
shares
of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split. We note that you have included textual disclosure regarding some of this information. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

10.	As you note, the reverse stock split will result in an
increased
number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

11.	Please state whether there are other provisions of your
articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.

12.	Please discuss the 1:25 reverse stock split completed in
March
2006. Please state why the prior reverse split occurred and why it is now necessary to authorize the board to do another reverse stock split.

13.	Please provide an explanation of how the reverse split will
be
effectuated, and whether shareholders must exchange their common stock certificates for new certificates. Please provide the name and address of the transfer agent.

Exhibit 1

Exchange Agreement

14.	Please include with this agreement each of the schedules
referred to in the agreement.






Form 10-QSB, as amended, for the quarter ended March 31, 2006

Controls and Procedures

15.	In regard to your discussion of the evaluation of your
disclosure controls and procedures, please state that your Chief
Executive Officer is also your Chief Financial Officer.

16.	Please provide the information required by Item 308(c) of
Regulation S-B.

17.	We note that the wording of your certification pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not match precisely the language set forth in the Act. In this regard, your certification states that your evaluation occurred as of a date within 90 days prior to the filing of the report, instead of as of the end of the period. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the certification.

Closing Comments

      As appropriate, please amend your Form 10-QSB within ten business days of the date of this letter. As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Donna Levy at 202-551-3292 or me at 202-551-
3685
with any questions.

      Sincerely,


      							Tangela Richter
      							Branch Chief



cc:  	Joe Baratta, Esq.
Mr. Anthony Merante
Brooklyn Cheesecake & Desserts Company, Inc.
Page 5